Exhibit 3.1

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

SERIES A PREFERRED STOCK

OF

NEXXUS LIGHTING, INC.

Nexxus Lighting, Inc. (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Company by the Certificate of Incorporation, as amended, of the Company, and pursuant to Section 151 of the DGCL, the Board of Directors of the Company, has adopted resolutions (a) authorizing the issuance of preferred stock, $0.001 par value per share, of the Company (“Preferred Stock”) in one or more series providing for the designations, preferences and relative participating, optional or other rights, and the qualifications, limitations and restrictions relating to the shares of each such series, and (b) has adopted resolutions (i) designating Three Thousand (3,000) shares of the Company’s previously authorized Preferred Stock as “Series A Preferred Stock,” $0.001 par value per share (the “Preferred Shares”), and (ii) providing for the designations, preferences and relative participating, optional or other rights, and the qualifications, limitations or restrictions thereof, set forth below. Capitalized terms used and not otherwise defined herein have the respective meanings given to such terms in Section 14 below.

RESOLVED, that the Company is authorized to issue up to Three Thousand (3,000) shares of Series A Preferred Stock, $0.001 par value per share, which shall have the following designations, powers, preferences, relative rights, qualifications, limitations and restrictions:

(1) Dividends. The holders of the Preferred Shares (each, a “Holder” and collectively, the “Holders”) shall be entitled to receive dividends (“Dividends”) payable in cash on the Stated Value of outstanding Preferred Shares at the Dividend Rate. Dividends on the Preferred Shares shall commence accruing on the Initial Issuance Date and shall be computed on the basis of a 360-day year consisting of twelve 30-day months and shall be payable, to the extent the Company shall have funds legally available therefor, in arrears for each Payment Period on the first day of the next succeeding Payment Period (each, a “Dividend Date”) during the period beginning on the Initial Issuance Date and ending when no Preferred Shares remain outstanding with the first Dividend Date being November 1, 2009. Prior to the payment of Dividends on a Dividend Date, Dividends on the Preferred Shares shall accrue at the then applicable Dividend Rate. Dividends shall be cumulative from the Initial Issuance Date whether or not earned or declared. So long as any Preferred Shares are outstanding, unless all accrued and unpaid dividends on the outstanding Preferred Shares shall have been paid in full, the Company shall not pay or declare any dividends, or make any other distributions, on any Junior Shares. If a Dividend Date is not a Business Day, then the Dividend shall be due and payable on the Business Day immediately following such Dividend Date.

(2) Voting Rights. Except as otherwise from time to time required by law, the Preferred Shares shall have no voting rights.

(3) Redemption of Preferred Shares.

(a) At Option of Company. To the extent the Company shall have funds legally available therefor, the Company may redeem all or any part of the outstanding Preferred Shares at any time, and from time to time, for a purchase price (the “Redemption Price”) per share equal to the Stated Value plus all accumulated dividends on such Preferred Shares (whether or not declared) to and including the Redemption Date. Notice of the proposed redemption of Preferred Shares under this subparagraph 3(a) shall be sent by or on behalf of the Company to the Holders of record of the Preferred Shares at their respective addresses as they shall appear on the records of the Company, not less than ten days prior to the date fixed for redemption (the “Redemption Date”) (i) notifying such Holders of the election of the Company to redeem such shares and of the Redemption Date and (ii) stating the place or places at which the shares called for redemption shall, upon presentation and surrender of the certificates evidencing such shares, be redeemed, the number of Preferred Shares of such Holders to be redeemed and the Redemption Price therefor. If notice of redemption shall have been given as hereinbefore provided, each Holder of Preferred Shares called for redemption shall surrender the certificates evidencing such shares to the Company against payment therefore of the Redemption Price. If notice of redemption shall have been given as hereinbefore provided, and the Company shall not default in the payment of the Redemption Price, then each Holder of Preferred Shares shall be entitled to all preferences and relative and other rights accorded the Preferred Shares by this Certificate of Designations until, but not including, the Redemption Date. If the Company shall default in making payment of the Redemption Price on the Redemption Date, then each Holder of the Preferred Shares shall be entitled to all preferences and relative and other rights accorded by this Certificate of Designations until, but not including, the date (the “Final Redemption Date”) when the Company makes payment of the Redemption Price to the Holders of the Preferred Shares. From and after the Redemption Date or, if the Company shall default in making payment as aforesaid, from and after the Final Redemption Date, the Preferred Shares shall no longer be deemed to be outstanding, and all rights of the Holders of such shares shall cease and terminate, except the right of the Holders of such shares, upon surrender of certificates therefore, to receive payment of the Redemption Price. If less than all of the outstanding Preferred Shares are to be redeemed, then the Company shall redeem a pro rata portion from each Holder of Preferred Shares according to the respective number of Preferred Shares held by such Holder.

(b) Redemption Upon Qualified Offering. To the extent the Company shall have funds legally available, and subject to prohibitions contained in then existing credit facilities, no later than two Business Days after the consummation of a Qualified Offering, the Company will, by written notice given to the Holders of Preferred Shares, offer to redeem the outstanding Preferred Shares as follows:

(i) If the gross sales price of equity securities sold by the Company in the Qualified Offering is greater than $5 million and less than $15 million, the Company shall offer to redeem at least 30% of the outstanding Preferred Shares;

(ii) If the gross sales price of equity securities sold by the Company in the Qualified Offering is equal to or greater than $15 million and less than $20 million, the Company shall offer to redeem at least 50% of the outstanding Preferred Shares; and

(iii) If the gross sales price of equity securities sold by the Company in the Qualified Offering is equal to or greater than $20 million, the Company shall offer to redeem 100% of the outstanding Preferred Shares.

Upon receipt of a notice given pursuant to this subparagraph 3(b), each Holder of Preferred Shares shall have the right to accept such offer by tendering such Holder’s shares to the Company for redemption, at an address to be set forth in such notice, at any time prior to 5:00 p.m. Charlotte time on the 15th day following the making of the offer to redeem by notice given as prescribed herein. If less than all of the outstanding Preferred Shares are to be redeemed, then the Company shall redeem a pro rata portion from each Holder of Preferred Shares according to the respective number of Preferred Shares held by such Holder.

(4) Liquidation, Dissolution, Winding-Up. In the event of a Liquidation Event, the Holders shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its stockholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any of the capital shares of the Company of any class junior in rank to the Preferred Shares in respect of the preferences as to distributions and payments on the liquidation, dissolution and winding up of the Company (“Junior Shares”), an amount per Preferred Share equal to the Stated Value plus all accumulated dividends on such Preferred Shares (whether or not declared) to and including the date of the Liquidation Event; provided that, if the Liquidation Funds are insufficient to pay the full amount due to the Holders and holders of shares of other classes or series of preferred shares of the Company that are of equal rank with the Preferred Shares as to payments of Liquidation Funds (the “Pari Passu Shares”), then each holder of Preferred Shares and Pari Passu Shares shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such holder as a liquidation preference, in accordance with their respective certificate of designations (or equivalent), as a percentage of the full amount of Liquidation Funds payable to all holders of Preferred Shares and Pari Passu Shares. To the extent necessary, the Company shall cause such actions to be taken by any of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Holders in accordance with this Section. All the preferential amounts to be paid to the Holders under this Section shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Company, to the holders of shares of other classes or series of preferred shares of the Company junior in rank to the Preferred Shares in connection with a Liquidation Event as to which this Section applies. The purchase or redemption by the Company of shares of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a Liquidation Event. After payment to the Holders of Preferred Shares of the full amounts set forth in this Section 4, the entire remaining assets and funds of the Company legally available for distribution, if any, shall be distributed to among the holders of Junior Shares.

(5) Conversion Right. At any time commencing four (4) years after the Initial Issuance Date, a Holder may, at its election, convert Preferred Shares into that number of fully paid and nonassessable shares of Common Stock (or such other equity security of the Company for which all of its Common Stock has been exchanged or into which all of its Common Stock has been converted) equal to (A) the sum of the Stated Value plus all accumulated dividends on such Preferred Shares (whether or not declared) to and including the date such election is made

(the “Conversion Date”), divided by (B) the greater of (i) the Market Value of the Common Stock immediately preceding the entering into by such Holder of the binding agreement to issue the Preferred Shares plus the Warrant Coverage Value and (ii) the Market Value of the Common Stock at 4:00 p.m. EST on the Conversion Date. A Holder may make this election and shall be entitled to convert all (but not less than all) of its Preferred Shares only once, but may do so at any time commencing four (4) years after the Initial Issuance Date. In the event a Holder desires to convert its Preferred Shares, such Holder shall deliver to the Company’s Chief Financial Officer written notice expressly to that effect and duly executed by or on behalf of the Holder (a “Conversion Notice”). The date the Company’s Chief Financial Officer actually receives a Conversion Notice shall be deemed to be the Conversion Date, unless the Holder and the Company expressly agree to another such date in writing. From and after the Conversion Date, and assuming rightful and due delivery of a Conversion Notice, the Holder’s Preferred Shares shall represent and be enforceable only as the right to receive the shares of Common Stock or other securities issuable in accordance with this Section 5. Promptly after its receipt of a Conversion Notice, the Company shall issue and deliver to the Holder, but only against delivery of and only after receiving the Holder’s Preferred Shares, one or more certificates representing shares of the Company’s Common Stock issued and registered in the name of the Holder. Thereupon, the Company shall have no further obligation to the Holder under or based on the Preferred Shares. Upon any increase or decrease in the number of issued shares of Common Stock resulting from the splitting or consolidation of such shares or the payment of a stock dividend the number of shares of Common Stock issuable upon conversion of the Preferred Shares shall be proportionately adjusted.

(6) Preferred Rank. All Common Stock shall be of junior rank to all Preferred Shares with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company. As long as any Preferred Shares remain outstanding, without the prior written consent of the Holders of Preferred Shares representing at least a majority of the aggregate Preferred Shares then outstanding, the Company shall not authorize or issue additional or other capital shares that are of senior rank to the Preferred Shares in respect of the preferences as to distributions and payments upon the liquidation, dissolution and winding up of the Company. In the event of the merger or consolidation of the Company with or into another corporation, the Preferred Shares shall maintain their relative powers, designations and preferences provided for herein and no merger shall result inconsistent therewith.

(7) Lost or Stolen Certificates. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any certificates representing the Preferred Shares, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of the certificate(s), the Company shall execute and deliver new certificate(s) of like tenor and amount.

(8) Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Certificate of Designations shall be cumulative and in addition to all other remedies available under this Certificate of Designations, at law or in equity (including a decree of specific performance and/or other injunctive relief). No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy.

Nothing herein shall limit a Holder’s right to pursue actual damages for any failure by the Company to comply with the terms of this Certificate of Designations. The Company covenants to each Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments and the like (and the computation thereof) shall be the amounts to be received by the Holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holders and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holders shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(9) Construction. This Certificate of Designations shall be deemed to be jointly drafted by the Company and all Holders and shall not be construed against any person as the drafter hereof. Any provision herein which conflicts with or violates any applicable usury law shall be deemed modified to the extent necessary to avoid such conflict or violation.

(10) Failure or Indulgence Not Waiver. No failure or delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(11) Notice. Whenever notice is required to be given under this Certificate of Designations, such notice shall be given in accordance with Section 8.7 of the Securities Purchase Agreement (provided that if the Preferred Shares are not held by a Purchaser (as defined in the Securities Purchase Agreement) then substituting the word “Holder” for the word “Purchaser” in each place the word “Purchaser” appears in such Section 8.7 and in such case the address of the Holder shall be the address of the Holder last shown in the records of the Company).

(12) Transfer of Preferred Shares. A Holder may assign some or all of the Preferred Shares and the accompanying rights hereunder held by such Holder without the consent of the Company; provided that such assignment is in compliance with applicable securities laws.

(13) Preferred Share Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the Holders), a register for the Preferred Shares, in which the Company shall record the name and address of the Persons in whose name the Preferred Shares have been issued, as well as the name and address of each transferee. The Company may treat the Person in whose name any Preferred Share is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

(14) Certain Defined Terms. For purposes of this Certificate of Designations, the following terms shall have the following meanings:

(a) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

(b) “Certificate of Designations” means this Certificate of Designations, Preferences and Rights of Series A Preferred Stock of Nexxus Lighting, Inc.

(c) “Common Stock” means the Common Stock, $0.001 par value, of the Company.

(d) “Dividend Rate” means (i) eight percent (8.00%) per annum for the period beginning on the Initial Issuance Date and ending 180 days after the Initial Issuance Date, (ii) ten percent (10.00%) per annum for the period beginning 181 days after the Initial Issuance Date and ending 360 days after the Initial Issuance Date and (iii) sixteen percent (16.00%) per annum for the period beginning 361 days after the Initial Issuance Date and ending when no Preferred Shares remain outstanding.

(e) “Initial Issuance Date” means the date that a Holder purchases Preferred Shares.

(f) “Liquidation Event” means the voluntary or involuntary liquidation, dissolution or winding up of the Company, or such Subsidiaries the assets of which constitute all or substantially all of the business of the Company and its Subsidiaries taken as a whole, in a single transaction or series of transactions.

(g) “Market Value” means the consolidated closing bid price of the Company’s Common Stock as determined by applicable Nasdaq rules.

(h) “Payment Period” means each of the following periods: the period beginning on the Initial Issuance Date and ending on October 31, 2009; the period beginning on and including November 1 and ending on and including April 30 of each year thereafter; and the period beginning on and including May 1 and ending on and including October 31 of each year thereafter.

(i) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(j) “Qualified Offering” means the sale of equity securities of the Company, or a subsidiary of the Company, by the Company or any such subsidiary, in one or a series of financing transactions for an aggregate gross sales price greater than $5,000,000. Financing transactions shall exclude the exercise of the Company’s options and warrants, securities issued pursuant to stock option or other equity incentive plans or arrangements, securities issued in connection with corporate partnering transactions or the acquisition of businesses or assets, securities issued to vendors or customers or to other persons or entities in similar commercial situations, securities issued in connection with obtaining any equipment loan or leasing arrangement, real property leasing arrangement or debt financing and securities issued for services rendered to the Company (including, without limitation, to any broker, finder or agent in connection with financing activities or otherwise).

(k) “Securities Purchase Agreement” means that certain Preferred Stock and Warrant Purchase Agreement by and among the Company and the initial Holders, as such agreement further may be amended from time to time as provided in such agreement.

(l) “Stated Value” means $5,000 per each Preferred Share.

(m) “Warrant Coverage Value” means a value of $.125 for each share of Common Stock purchasable upon the exercise of any warrants associated with the transaction pursuant to which the Preferred Shares are issued, as determined in accordance with applicable Nasdaq rules. Nasdaq sets this value based on the maximum potential warrant coverage associated with the transaction pursuant to which the Preferred Shares are issued. For purposes of example only, and not by way of limitation, if the maximum potential warrant coverage associated with the transaction pursuant to which the Preferred Shares are issued is 200%, the Warrant Coverage Value would be $.25 (i.e., 200% multiplied by $.125 equals $.25).

* * * * *

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be signed by Michael A. Bauer, its President and Chief Executive Officer, as of the 10th day of November, 2008

NEXXUS LIGHTING, INC.

By:	/s/ Michael A. Bauer
Michael A. Bauer, President and Chief Executive Officer